UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rally Software Development Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

751198 10 2
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

CUSIP No. 751198 10 2	13G	Page 2 of 12 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Boulder Ventures IV (Annex), L.P. 52-2289816
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒(1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,579,340 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,579,340 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,340 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 6.5%(2)
12.		Type of Reporting Person PN

(1)
This Schedule 13G is filed by Boulder Ventures IV (Annex), L.P., Boulder Ventures IV, L.P. , BV Partners IV, LLC, Boulder Ventures V, L.P., BV Partners V, LLC, Kyle Lefkoff, Jonathan L. Perl and Peter A. Roshko (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 3 of 12 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Boulder Ventures IV, L.P. 52-2289821
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 103,776 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 103,776 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 103,766 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.4%(2)
12.		Type of Reporting Person PN
(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 4 of 12 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). BV Partners IV, LLC 52-2289824
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,683,106 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,683,106 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,683,106 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 6.9%(2)
12.		Type of Reporting Person PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 5 of 12 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Boulder Ventures V, L.P. 01-0893942
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 213,650 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 213,650 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 213,650 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.		Type of Reporting Person PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 6 of 12 Pages

1.		Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). BV Partners V, LLC 01-0893943
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 213,650 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 213,650 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 213,650 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 0.9%(2)
12.		Type of Reporting Person PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 7 of 12 Pages

1.		Name of Reporting Person. Kyle Lefkoff
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,896,756 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,896,756 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,756 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.		Type of Reporting Person IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 8 of 12 Pages

1.		Name of Reporting Person. Jonathan L. Perl
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,897,546 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,897,546 shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,546 shares (2)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 7.8%(3)
12.		Type of Reporting Person IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 790 shares held by Mr. Perl directly.

(3)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 9 of 12 Pages

1.		Name of Reporting Person. Peter A. Roshko
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒ (1)
3.		SEC Use Only
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,896,756 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,896,756 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,756 shares
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.		Percent of Class Represented by Amount in Row (9) 7.8%(2)
12.		Type of Reporting Person IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
This percentage is calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

CUSIP No. 751198 10 2	13G	Page 10 of 12 Pages

Item 1(a).	Name of Issuer:
Rally Software Development Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3333 Walnut Street Boulder, CO 80301
Item 2(a).	Name of Persons Filing:

Boulder Ventures IV (Annex), L.P.  (“BV IV Annex LP”)
Boulder Ventures IV, L.P. (“BV IV LP”)
BV Partners IV, L.L.C. (“BV IV LLC”)
Boulder Ventures V, L.P. (“BV V LP”)
BV Partners V, L.L.C. (“BV V LLC”)
Kyle Lefkoff (“Lefkoff”)
Jonathan L. Perl (“Perl”)
Peter A. Roshko (“Roshko”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1900 Ninth Street, Suite 200 Boulder, CO 80302
Item 2(c).	Citizenship:

Entities:                  BV IV Annex LP – Delaware
BV IV LP  –  Delaware
BV IV LLC – Delaware
BV V LP – Delaware
BV V LLC – Delaware

Individuals:           Lefkoff – United States of America
Perl – United States of America
Roshko – United States of America

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
751198 10 2
Item 3.	Not applicable.

CUSIP No. 751198 10 2	13G	Page 11 of 12 Pages

Item 4.                                Ownership.

The following information with respect to the ownership of the common stock of the Issuer by the persons filing this statement on Schedule G is provided as of December 31, 2013:

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV IV Annex LP	1,579,340(2)	0	1,579,340 (2)	0	1,579,340 (2)	1,579,340 (2)	6.5%
BV IV LP	103,776(2)	0	103,776 (2)	0	103,776 (2)	103,776 (2)	0.4%
BV IV LLC (3)	0	0	1,683,106 (2)	0	1,683,106 (2)	1,683,106 (2)	6.9%
BV V LP	213,650(2)	0	213,650 (2)	0	213,650 (2)	213,650 (2)	0.9%
BV V LLC	0	0	213,650 (2)	0	213,650 (2)	213,650 (2)	0.9%
Lefkoff (3)	0	0	1,896,756 (2)	0	1,896,756 (2)	1,896,756 (2)	7.8%
Perl (3)	0	0	1,897,546 (2)	0	1,897,546 (2)	1,897,546 (2)	7.8%
Roshko (3)	0	0	1,896,756 (2)	0	1,896,756 (2)	1,896,756 (2)	7.8%
______________
(1)
Percentages are calculated based upon 24,412,970 shares of the Issuer’s common stock outstanding as of December 2, 2013 as reposted on the facing page of the Form 10-Q for the period ended October 31, 2013.

(2)
BV IV LLC serves as the general partner of BV IV Annex LP and BV IV LP, and owns no securities of the Issuer directly.  BV V LLC serves as the general partner of BV V LP, and owns no securities of the Issuer directly.  Lefkoff, Perl and Roshko are Managing Members of BV IV LLC and of BV V LLC and share voting and dispositive power over the shares held by BV IV Annex LP, BV IV LP and BV V LP.

(3)
BV IV LLC serves as the general partner of BV IV Annex LP and BV IV LP, and BV V LLC serves as the general partner of BV V LP.  BV IV LLC and BV V LLC own no securities of the Issuer directly.  Lefkoff and Roshko own no securities of the Issuer directly, and Perl owns 790 shares of Issuer’s common stock directly.

Item 5.                                Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

Item. 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 751198 10 2	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           January 16, 2014

BOULDER VENTURES IV (ANNEX), L.P.

By: BV Partners IV, L.L.C.
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES IV, L.P.

By: BV Partners IV, LLC
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES V, L.P.

By: BV Partners V, LLC
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

/s/ Kyle Lefkoff
Kyle Lefkoff

/s/ Jonathan L. Perl
Jonathan L. Perl

/s/ Peter A. Roshko
Peter A. Roshko

Exhibit:

A—Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including further amendments thereto) with respect to the common stock of Rally Software Development Corp., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 16th day of January 2014.

BOULDER VENTURES IV (ANNEX), L.P.

By: BV Partners IV, L.L.C.
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES IV, L.P.

By: BV Partners IV, LLC
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

BOULDER VENTURES V, L.P.

By: BV Partners V, LLC
Its: General Partner

By: /s/ Kyle Lefkoff
Kyle Lefkoff, Managing Member

/s/ Kyle Lefkoff
Kyle Lefkoff

/s/ Jonathan L. Perl
Jonathan L. Perl

/s/ Peter A. Roshko
Peter A. Roshko